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Tate & Lyle and BioHarvest Announce Partnership to Drive the Future of

Ingredients through Botanical Synthesis Technology

New collaboration to pioneer next generation of

plant-based ingredients for healthier food and beverages

December 11, 2024 - London, UK and Vancouver, Canada - Tate & Lyle PLC (‘Tate & Lyle’), a world leader in ingredient solutions for healthier and tastier food and beverages, and BioHarvest Sciences (NASDAQ:BHST) (CSE:BHSC) (‘BioHarvest’), leaders in Botanical Synthesis, announce a pioneering new partnership to develop the next-generation of proprietary plant-based molecules to address increasing consumer desire for affordable, nutritious and more sustainable plant-derived food and beverage ingredients.

BioHarvest’s proven Botanical Synthesis platform produces non-GMO plant-derived ingredients in a more sustainable and economically viable way, helping to scale up the production of highly beneficial botanical ingredients. This proprietary process delivers patentable molecules by growing targeted plant cells which can mirror and magnify the phyto-nutrients contained in specific plants, delivering all the benefits of the plant, without having to grow the plant.

The new partnership between Tate & Lyle and BioHarvest will focus on developing the next generation of sweeteners - botanical sweetening ingredients using plant-derived molecules. Along with the BioHarvest proprietary platform, this will meet consumer desire for a sugar-like taste - with no after-taste - and enable a wider population to have more choice when it comes to accessing healthier ingredients in products.  The ingredient solutions will be more affordable to the food and beverage industry while using a fraction of the land and water required in traditional extraction and land-based growing practices.

Tate & Lyle brings its broad portfolio of sugar reduction solutions and years of ingredient research to the partnership, as well as its applications, nutrition and regulatory expertise, and access to global customers. The partnership forms part of Tate & Lyle’s ongoing open innovation programme.

Nick Hampton, Chief Executive, Tate & Lyle commented:

“We are always looking to provide our customers with the latest innovation in the marketplace - this partnership with BioHarvest allows us to do just that.  Our open innovation programme is all about creating cutting-edge solutions for the food and beverage industry. By partnering with entrepreneurial innovators like BioHarvest, we aim to disrupt the future of food for the better.”

Victoria Spadaro-Grant, Tate & Lyle’s Chief Science and Innovation Officer said:

“This partnership is very exciting for Tate & Lyle. BioHarvest provides the first and only fully validated industrial scale plant cell technology platform for production of plant metabolites. Initial exploration will focus on our sweetener platform, but our partnership also provides for expansion into other areas.”

Ilan Sobel, CEO of BioHarvest Sciences said:

“We aspire to improve human wellness by availing our plant derived molecules to hundreds of millions of people and Tate & Lyle represents an ideal partner. Tate & Lyle is a global powerhouse in food ingredient innovation, and we expect that its regulatory and nutrition expertise, industry knowledge and complementary research initiatives will help expedite and commercialise the next generation of plant-based molecules developed through our Botanical Synthesis platform.”

Dr Yochi Hagay, CTO and Co-Founder of BioHarvest Sciences added:

“This partnership forms a major milestone in the history of BioHarvest Sciences. It follows more than 15 years of intensive R&D and manufacturing scaling of our Botanical Synthesis technology process to the point that global innovators like Tate & Lyle can now leverage our capabilities to develop new plant-derived molecules to better meet consumer demand for healthier food and beverages.”

About Tate & Lyle PLC:

Supported by our 165-year history of ingredient innovation, we partner with customers to provide consumers with healthier and tastier choices when they eat and drink. We are proud that millions of people around the world consume products containing our ingredients and solutions every day.

Through our leading expertise in sweetening, mouthfeel and fortiﬁcation, we develop ingredients and solutions which reduce sugar, calories and fat, add ﬁbre and protein, and provide texture and stability to food and drink in categories including beverages, dairy, bakery, snacks, soups, sauces, and dressings.

Tate & Lyle recently acquired CP Kelco, a leading provider of pectin, speciality gums and other nature-based ingredients to create a leader in mouthfeel, significantly enhancing our solutions capabilities. Following this combination, we now have more than 5,000 employees working in around 75 locations in 39 countries, serving customers in more than 120 countries. Science, Solutions, Society is our brand promise and how we will achieve our purpose of Transforming Lives through the Science of Food. By living our purpose, we believe we can successfully grow our business and have a positive impact on society. We live our purpose in three ways, by supporting healthy living, building thriving communities and caring for our planet. Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. American Depositary Receipts trade under TATYY. For the year ended 31 March 2024, and on a pro forma basis which assumes for illustrative purposes that the combination with CP Kelco took place on 1 April 2023, revenue for the enlarged Tate & Lyle Group would have been £2.25 billion. For more information, please visit www.tateandlyle.com or follow Tate & Lyle on LinkedIn, X (Twitter), Facebook or YouTube.

About BioHarvest Sciences Inc:

BioHarvest Sciences Inc. (NASDAQ:BHST) (CSE:BHSC) (FSE: 8MV) is a leader in bioscience, leveraging its patented Botanical Synthesis technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its Botanical Synthesis process technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management’s current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  There is no assurance that new sweetener molecules will be commercialized, as any formulations will need to be tested for product suitability, which will include factors such as taste, after-taste, and affordability. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accept responsibility for the adequacy or accuracy of this release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

For media enquiries, contact:

Maxine Boersma, Snr Manager, Global Corporate PR, Tate & Lyle PLC

Maxine.Boersma@tateandlyle.com +44(0) 7502 919579

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHSC@mzgroup.us